Exhibit 21.1

Listing of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation

E4:9 Holdings, LLC	Delaware

IntelliAgent, LLC	Texas

Fathom Realty Holdings LLC	Texas

Verus Holdings Inc.	North Carolina